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                         Aspect Medical Systems, Inc.
                               Two Vision Drive
                               Natick, MA 01760



                                                        August 21, 1998



BY ELECTRONIC SUBMISSION
------------------------


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Russell Mancuso, Esq.

Re:   Aspect Medical Systems, Inc.
      Registration Statement on Form S-1
      File No. 333-57739
      ----------------------------------



Ladies and Gentlemen:

      Pursuant to Rule 477 under the Securities Act of 1933, as amended, Aspect Medical Systems, Inc. (the "Company") hereby withdraws its Registration Statement on Form S-1 (Registration No. 333-57739), as amended, that was originally filed with the Securities and Exchange Commission on June 25, 1998. The Company is withdrawing the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time. No shares of Common Stock of the Company have been issued or sold under the Registration Statement.

     In addition, the Company requests that its Confidential Treatment Application also be withdrawn at this time.

     If you have any questions with respect to this letter, please contact Susan W. Murley of the law firm of Hale and Dorr LLP at (617) 526-6832.



                                        Very truly yours,



                                        ASPECT MEDICAL SYSTEMS, INC.



                                        /s/ Nassib G. Chamoun
                                        -------------------------------------
                                        Nassib G. Chamoun
                                        President and Chief Executive Officer